                UNITED STATES SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS


           Under Section 12(b) of the Securities Exchange Act of 1934


                       GREAT GUARANTY BANCSHARES, INC.
--------------------------------------------------------------------------------
               (Name of Small Business Issuer in its charter)

        LOUISIANA                                         72-0493576

--------------------------------------------------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

175 NEW ROADS STREET, NEW ROADS, LOUISIANA                       70760

--------------------------------------------------------------------------------
(Address of principal executive offices)                        (Zip Code)

Issuer's telephone number, including area code: (504) 638-5641

Securities to be registered under Section 12(b) of the Act:

      Title of each class                       Name of each exchange on which
      to be so registered                       each class is to be registered

------------------------------------            --------------------------------
           N/A                                          N/A

------------------------------------            --------------------------------


Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK $7.50 PAR VALUE

--------------------------------------------------------------------------------
                               (Title of class)

--------------------------------------------------------------------------------
                               (Title of class)

                               TABLE OF CONTENTS

                                                                                                                 Page No.
                                                                                                                 --------
PART I

         ITEM 1  DESCRIPTION OF BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . .                      1

         ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS . . . . . . . . . . . . . . . . . . . . .                     10

         ITEM 3  DESCRIPTION OF PROPERTY  . . . . . . . . . . . . . . . . . . . . . . . . . . .                     14

         ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                      AND MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     14

         ITEM 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                      CONTROL PERSONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     15

         ITEM 6  EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     16

         ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . . . . . . . . . . . . .                     16

         ITEM 8  DESCRIPTION OF SECURITIES  . . . . . . . . . . . . . . . . . . . . . . . . . .                     16

PART II

         ITEM 1  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                      COMMON EQUITY AND OTHER SHAREHOLDER MATTERS . . . . . . . . . . . . . . .                     17

         ITEM 2  LEGAL PROCEEDINGS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     18

         ITEM 3  CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS . . . . . . . . . . . . . . . . .                     19

         ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES  . . . . . . . . . . . . . . . . . . .                     19

         ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS  . . . . . . . . . . . . . . . . . .                     19

PART F/S  FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     23

PART III  EXHIBITS

         EXHIBIT INDEX  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     55

PART I
                            DESCRIPTION OF BUSINESS

GENERAL

         Great Guaranty Bancshares, Inc. ("Bancshares"), a Louisiana corporation and a registered bank holding company under the Federal Bank Holding Company Act of 1956 (the "HC Act"), was incorporated in 1981 to acquire the outstanding stock of Guaranty Bank and Trust Company ("Guaranty Bank" or "Bank"). Guaranty Bank is a wholly owned subsidiary of Bancshares, and Bancshares has no other subsidiaries. While Bancshares and Guaranty Bank are distinct entities regulated by different regulatory bodies, the income of Bancshares is almost entirely derived from dividends paid by Guaranty Bank. Therefore, the value of Bancshares and its securities are dependant upon the value of Guaranty Bank. At December 31, 1996, Bancshares had total consolidated assets of approximately $42 million, and shareholders' equity of approximately $571 thousand while Guaranty Bank had assets of approximately $41.8 million and shareholders' equity of approximately $3.5 million. Bancshares' executive offices are located at 175 New Roads Street, New Roads, Louisiana, 70760 and its telephone number is (504) 638-8621.

         Guaranty Bank was organized as a Louisiana state bank in 1957. Guaranty Bank provides full service consumer and commercial banking services principally in Pointe Coupee Parish in the State of Louisiana through its main banking office at 175 New Roads Street, New Roads, Louisiana and at two (2) full service branches located in Livonia and Jarreau, Louisiana. Deposits of Guaranty Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the applicable legal limits. Guaranty Bank offers an array of deposit services, including demand accounts, NOW accounts, certificates of deposit, and money market accounts, and provides safe deposit boxes, night depository, individual retirement accounts and electronic and drive-in banking services.

         Guaranty Bank's lending activities consist principally of real estate, consumer, commercial and agricultural loans, with no material concentration of loans to borrowers in any line of business. At December 31, 1996, Guaranty Bank had outstanding approximately $17.1 million in loans, of which 19.9% were in commercial loans to borrowers engaged in various lines of business, 16.0% were in consumer loans, 56.1% were in primarily residential real estate loans, and 8.0% were in agricultural loans. Guaranty Bank's deposits represent a cross-section of the area's economy, and there is no material concentration of deposits from any single customer or group of customers. At December 31, 1996, Guaranty Bank had total deposits of approximately $36.2 million.

PROPERTY

         The executive offices of Bancshares and Guaranty Bank are located at 175 New Roads Street, New Roads, Louisiana 70760 and are owned by Guaranty Bank. Guaranty Bank also owns the buildings and land at Highway 78 in Livonia, Louisiana and Highway 413 in Jarreau, Louisiana, where the Bank's branches are located, and on Highway 1 in Morganza, Louisiana, which the Bank uses for record storage. No premises occupied by the Bank are leased, and none of the properties owned by the Bank is subject to a mortgage.

EMPLOYEES

         At December 31, 1996, Bancshares had no full-time employees. As of that date, Guaranty Bank had 24 full-time employees, including 5 executive officers, and no part-time employees. None of Guaranty Bank's employees are subject to a collective bargaining agreement, and management considers its relationship with its employees to be good.

COMPETITION

         The Bank's general market area consists principally of Pointe Coupee Parish in the State of Louisiana. The market area has a population of approximately 23,000 and contains numerous banks and other financial institutions. Guaranty Bank experiences substantial competition in attracting and retaining deposits and making loans.

         The primary competitive factors for deposits are interest rates, the quality and range of financial services offered, convenience of office locations and office hours. Competition for loan customers is generally a function of interest rates, loan origination fees and other charges, restrictive covenants and compensating balances and other services offered.
The Bank competes with numerous other commercial banks, savings associations and credit unions for customer deposits, as well as with a broad range of financial institutions in consumer and commercial lending activities. In addition to banks and savings associations, other businesses in the financial services industry compete with the Bank for retail and commercial deposit funds and for retail and commercial loan business. Competition for loans and deposits is intense among the financial institutions in the area and has increased due to recent acquisitions of community banks by regional holding companies with greater resources than those of Bancshares. The size of these institutions allows certain economics of scale not available to Bancshares or the Bank.

         The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") authorized the acquisition of banks in any state by bank holding companies, subject to compliance with federal and state antitrust laws, the Community Reinvestment Act (the "CRA") and specific deposit concentration limits. The Interstate Banking Act removes most state barriers to interstate acquisitions of banks and ultimately will permit multistate banking operations to merge into a single bank. Enactment of the Interstate Banking Act has resulted in increased competition from out-of-state financial institutions and their holding companies. See "Supervision and Regulation."

LENDING ACTIVITIES

         The Bank's lending activities consist principally of commercial, consumer, real estate and agricultural loans. As of December 31, 1996 these categories accounted for approximately 19.9%, 16.0%, 56.1% and 8.0%, respectively, of the Bank's total loan portfolio. The Bank's major source of income is interest and fees charged on loans.

         Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

         The Bank's policy is to make no loans to single borrowers in excess of an aggregate amount of up to twenty-five percent (25%) of the Bank's unimpaired capital and unimpaired surplus. The Bank, on occasion, sells participations in loans when necessary to stay within lending limits or to otherwise limit the Bank's exposure. The Bank's attempts to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 1996, no such concentration exceeded 10% of the Bank's loan portfolio.

         Types of Loans

         The following table sets forth Guaranty Bank's loan distribution as of the indicated dates (in thousands of dollars):

                                                                           December 31,
                                                                    ---------------------------
                                                                        1996          1995
                                                                    ---------------------------
Commercial, financial and agricultural                              $   4,776       $    5,058
Real estate                                                             9,572            7,568
Installment                                                             2,731            2,367
                                                                    ---------       ----------

            Total                                                   $  17,079       $   14,993
                                                                     ========        =========


         Maturities

         The following table shows the maturity or repricing frequency of loans outstanding as of December 31, 1996 (in thousands of dollars).

Maturity of fixed rate Loans:
  Within one year                                                   $   2,286
  After one but within five years                                       5,527
  After five years                                                      5,708
                                                                    ---------
Total fixed rate loans                                                 13,521

Variable rate loans repricing at least quarterly                        3,532
Nonaccrual loans                                                           26
                                                                    ---------

            Total loans                                             $  17,079
                                                                    =========

         An allowance for loan losses is maintained at a level considered adequate to absorb any losses which may exist in the loan portfolio. The allowance is increased by provisions charged to operations and by recoveries on loans previously charged off, and is reduced by charge-offs. Guaranty Bank makes regular credit reviews of the loan portfolio and considers past loss experience, current economic conditions, review of specific problem loans, and other factors in determining the adequacy of the allowance balance.


         Nonperforming Loans

         The following table summarizes nonperforming loans as of the indicated dates (in thousands of dollars):

                                                                            December 31,
                                                                    ---------------------------
                                                                        1996        1995
                                                                    ---------------------------
Nonaccrual loans                                                    $     26     $     9
Accruing loans past due 90 days or more                                    0           0
Restructured loans not included above                                      0           0

         Loan Loss Experience

         The following table summarizes Guaranty Bank's loan loss experience for each of the last two (2) years (in thousands of dollars):

                                                                            December 31,
                                                                    ---------------------------
                                                                        1996          1995
                                                                    ---------------------------
Balance at beginning of period                                      $   262         $   280
Charge-offs:
   Commercial, financial and agricultural                                 0              12
   Installment                                                            0               3
                                                                    -------         -------
      Total Charge-offs                                                   0              15
                                                                    -------         -------

Recoveries:
   Commercial, financial and agricultural                                 0              12
   Installment                                                            8               8
                                                                    -------         -------
      Total Recoveries                                                    8              20
                                                                    -------         -------

Net charge-offs                                                           8               5
Provision charged (credited) to operations                              (15)            (23)
                                                                    --------        -------
Balance at end of period                                                255             262
                                                                    =======         =======

Ratio of net charge-offs to average loans outstanding                     0%              0%


DEPOSITS

         The following tale summarizes Guaranty Bank's outstanding deposits as of the indicated dates (in thousands of dollars):

                                                                                December 31,
                                                                        ---------------------------
                                                                            1996            1995
                                                                        ---------------------------
Noninterest-bearing demand deposits                                       $  6,305       $  7,565
Interest-bearing demand deposits                                             5,053          3,298
Savings deposits                                                             9,168          9,066
Time deposits                                                               15,708         15,060
                                                                          --------       --------

             Total                                                        $ 36,234       $ 34,989
                                                                          ========       ========

         Maturities of time deposits of $100,000 or more outstanding as of December 31, 1996 are summarized as follows (in thousands of dollars):

                                                                       Time Certificates of Deposit
                                                                       ----------------------------
3 months or less                                                             $       401
Over 3 through 12 months                                                             667
Over 12 months                                                                       100
                                                                             -----------

             Total                                                           $     1,168
                                                                             ===========

INVESTMENT SECURITIES

         The investment policy of Guaranty Bank is an integral part of its overall asset/liability management. The objective of the Bank's investment policy is a portfolio which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. With the implementation of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Bank is required to classify its portfolio into three categories: "Held to Maturity", "Trading Securities", and "Available for Sale".

         "Held to Maturity" includes debt securities that the Bank has positive intent and ability to hold to maturity; these securities are reported as amortized cost. "Trading Securities" include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits; these securities are reported at fair market value with unrealized gains and losses included in earnings. "Available for Sale" securities include those acquired with the intention of disposal prior to maturity, although these securities may be held to maturity; these securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity. As of December 31, 1996, the Bank's entire investment portfolio was classified as "Available for Sale."

         The following table sets forth the carrying amounts of investment securities at the dates indicated (in thousands dollars):

                                                                             December 31,
                                                                    ---------------------------
                                                                        1996          1995
                                                                    ---------------------------
U.S. Treasury securities and obligations of other
   U.S. Government agencies and corporations                          $ 10,012      $   9,903
Obligations of state and political subdivisions                              0             20
Mortgage-backed bonds and collateralized
   mortgage obligations                                                  9,660         10,602
                                                                      --------      ---------

   Total                                                              $ 19,762      $  20,525
                                                                      ========      =========


SUPERVISION AND REGULATION

         Bank holding companies and banks are extensively regulated under both federal and state law. Set forth below is a summary of certain laws which relate to the regulation of Bancshares and Guaranty Bank. The description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

         Bancshares. Bancshares is subject to regulation under the Louisiana Banking Law ("LBL") and the BHC Act. Bancshares is required to file with the Federal Reserve Board quarterly and annual reports and such additional information as the Federal Reserve Board may require pursuant to the BHC Act. The Federal Reserve Board may conduct examinations of Bancshares and its subsidiaries. The Commissioner imposes similar reporting and examination requirements upon Bancshares under the LBL.

         The Federal Reserve Board may require that a bank holding company terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve Board believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, a bank holding company must file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming its equity securities. In addition, Bancshares is subject to a specific, Written Agreement with the Federal Reserve Board dated November 18, 1985 pursuant to which Bancshares must obtain consent of the Federal Reserve Board for (i) declaration or payment of dividends, (ii) acceptance from Bank of any dividend or other form of payment representing a reduction of capital from Bank, or (iii) any increase in indebtedness. The written agreement with the Federal Reserve Board also requires Bancshares to provide, within 30 days following the end of each calendar quarter, (a) Bancshares' balance sheet for the quarter, (b) Bancshares' income statement for the period ending that quarter, (c) the Bank's Report of Condition as of the end of the quarter, and (d) the Bank's Report of Income for the period ending that quarter.

         Under the BHC Act and regulations adopted by the Federal Reserve Board, a bank holding company and its non- banking subsidiaries are prohibited from requiring certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Further, Bancshares is required by the Federal Reserve Board to maintain certain levels of capital.

         Bancshares is required to obtain the prior approval of the Federal Reserve Board for the acquisition of more than five percent of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Prior approval of the Federal Reserve Board is also required for the merger or consolidation of Bancshares and another bank holding company.

         Bancshares is prohibited by the BHC Act, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than five percent of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, Bancshares may, subject to the prior approval of the Federal Reserve Board, engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making any such determination, the Federal Reserve Board is required to consider whether the performance of such activities by Bancshares or an affiliate can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

         Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that, in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board's regulations or both. This doctrine has become known as the "source of strength doctrine". Although the Unites States Court of Appeals for the Fifth Circuit found the Federal Reserve Board's source of strength doctrine invalid in 1990, stating that the Federal Reserve Board had no authority to assert the doctrine under the BHC Act, the decision was reversed by the United States Supreme Court on procedural grounds. The validity of the source of strength doctrine is likely to continue to be the subject of litigation until definitely resolved by the courts or by Congress.

           Guaranty Bank. Guaranty Bank is subject to primary supervision, examination and regulation by the Commissioner and the FDIC. If, as a result of an examination of a bank, the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the bank's operations are unsatisfactory or that the bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin "unsafe or unsound practices," to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the bank, to assess civil monetary penalties, to remove officers and directors, and to terminate a bank's deposit insurance.

         Various requirements and restrictions under the laws of the United States and the State of Louisiana affect operations of the Bank. Federal and Louisiana statutes and regulations relate to many aspects of the Bank's operations, including reserves against deposits, interest rates payable on deposits, loans or investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, capital requirements and disclosure obligations to depositors and borrowers. Further, the Bank is required to maintain certain levels of capital. The deposits of the Bank are insured by the FDIC in the manner and to the extent provided by law.

         Capital Levels. The FDIC and Federal Reserve Board have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction. Compliance with the standards set forth in such guidelines and other provisions of federal law could limit the amount of dividends which the Bank or Bancshares may pay. The following table sets forth the capital amounts and ratios required by regulation and Guaranty Bank's actual capital ratios and amounts:

                                                                                                    To Be Well
                                                                                                   Capitalized
                                                                                                   Under Prompt
                                                                            For Capital         Corrective Action
                                                     Actual              Adequacy Purposes          Provisions
                                                     ------              -----------------          ----------

                                                 Amount     Ratio        Amount      Ratio        Amount     Ratio
                                                 ------     -----        ------      -----        ------     -----
AS OF DECEMBER 31, 1996
    Total Capital (to Risk Weighted Assets):
    Guaranty Bank   . . . . . . . . . . . . . .   $3,701    19.2%        $1,543        8.0%       $1,928     10.0%

    Tier I Capital (to Risk Weighted Assets):
    Guaranty Bank   . . . . . . . . . . . . . .   $3,460    17.9%        $  771        4.0%       $1,157      6.0%

    Tier I Capital (to Average Assets)
    Guaranty Bank   . . . . . . . . . . . . . .   $3,460     8.4%        $1,655        4.0%       $2,068      5.0%

AS OF DECEMBER 31, 1995
    Total Capital (to Risk Weighted Assets):
    Guaranty Bank   . . . . . . . . . . . . . .   $4,096    23.8%        $1,421        8.0%       $1,777     10.0%


    Tier I Capital (to Risk Weighted Assets):
    Guaranty Bank   . . . . . . . . . . . . . .   $3,835    22.3%        $  711        4.0%       $1,066      6.0%

    Tier I Capital (to Average Assets)
    Guaranty Bank   . . . . . . . . . . . . . .   $3,835     9.4%        $1,622        4.0%       $2,028      5.0%


    Restrictions on Transfers of Funds to Bancshares by the Bank.
Substantially all of Bancshares' revenues, on an unconsolidated basis, including funds available for the payment of dividends and other operating expenses, are the result of dividends paid by the Bank. Bancshares is a legal entity separate and distinct from the Bank. Bancshares' ability to pay cash dividends is limited by Louisiana law. There also are statutory and regulatory limitations on the amount of dividends which may be paid to Bancshares by the Bank. Louisiana law restricts the amount available for cash dividends by state banks without approval by the Commissioner. In addition, as discussed above, under Bancshares' Written Agreement with Federal Reserve Board, Bancshares must obtain consent of the Federal Reserve Board to accept any dividend from Bank.

    The FDIC and Federal Reserve Board also have authority to prohibit the Bank from engaging in what, in their respective opinion, constitutes an unsafe or unsound practice in conducting the Bank's business. It is possible, depending upon the financial condition of the Bank and other factors, that the FDIC or Federal Reserve Board could assert that the payment of dividends or other payments might, under some circumstances, be an unsafe or unsound practice.

    The Bank is subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, Bancshares or other affiliates, the purchase of or investments in stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of Bancshares or other affiliates. Such restrictions prevent Bancshares and such other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments by the Bank to or in Bancshares or to or in any other affiliate is limited to 10 percent of the Bank's capital and surplus (as defined by federal regulations) and such secured loans and investments are limited, in the aggregate, to 20 percent of the

Bank's capital and surplus (as defined by federal regulations). Additional restrictions on transactions with affiliates may be imposed on the Bank under other provisions of federal law.

    Prompt Corrective Action and Other Enforcement Mechanisms. Federal law requires such federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. At December 31, 1996 and 1995, the Bank was categorized as "well capitalized."

    In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease and desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

    Safety and Soundness Standards. In July 1995, the federal banking agencies adopted final guidelines establishing standards for safety and soundness, as required by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The guidelines set forth operational and managerial standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Guidelines for asset quality and earnings standards will be adopted in the future. The guidelines establish the safety and soundness standards that the agencies will use to identify and address problems at insured depository institutions before capital becomes impaired.
If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

    Interstate Banking and Branching. Under the Interstate Banking Act, a bank holding company that is adequately capitalized and managed may obtain approval under the BHC ACT to acquire an existing bank located in another state without regard to state law. A bank holding company would not be permitted to make such an acquisition if, upon consummation, it would control (a) more than 10% of the total amount of deposits of insured depository institutions in the United States or (b) 30% or more of the deposits in the state in which the bank is located. A state may limit the percentage of total deposits that may be held in that state by any one bank or bank holding company if application of such limitation does not discriminate against out-of-state banks. An out-of-state state bank holding company may not acquire a state bank in existence for less than a minimum length of time that may be prescribed by state law except that a state may not impose more than a five-year existence requirement.

    The Interstate Banking Act also permits, beginning June 1, 1997, mergers of insured banks located in different states and conversion of the branches of the acquired bank into branches of the resulting bank. Each state may permit such combinations earlier than June 1, 1997, and may adopt legislation to prohibit interstate mergers after that date in that state or in other states by that state's banks. The same concentration limits discussed in the preceding paragraph apply. Louisiana has not adopted legislation to "opt out" of interstate mergers. The Interstate Banking Act also permits a national or state bank to establish branches in a state other than its home state if permitted by the laws of that state, subject to the same requirements and conditions as for a merger transaction.

    The Interstate Banking Act will likely increase competition from out-of-state banks in the markets in which Bancshares operates, although it is difficult to asses the impact that such increased competition may have on Bancshares' operations.

    Community Reinvestment Act. Under the CRA, a bank's applicable regulatory authority (which is the FDIC for the Bank) is required to assess the record of each financial institution which it regulates to determine if the institution meets the credit needs of its entire community, including low-and moderate-income neighborhoods served by the institution, and to take that record into account in its evaluation of any application made by such institution for, among other things, approval of the acquisition or establishment of a branch or other deposit facility, an office relocation, a merger or the acquisition of shares of capital stock of another financial institution. The regulatory authority prepares a written evaluation of an institution's record of meeting the credit needs of this entire community and assigns a rating. The Bank has undertaken significant actions to comply with the CRA. The Bank received a "satisfactory" rating in its most recent review by regulators with respect to its compliance with the CRA.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


         The following discussion and analysis of the financial condition and results of operations of Bancshares should be read in conjunction with the consolidated financial statements, accompanying footnotes, and other supplemental financial information appearing elsewhere in this Registration Statement.

1996 COMPARED WITH 1995

BALANCE SHEET

         Total assets increased to $42.0 million at December 31, 1996, an increase of 2.9% from $40.8 million at December 31, 1995. Total loans increased $2.1 million, or 14.0%, to $17.1 million compared to $15.0 million at December 31, 1995, while securities declined $.8 million to $19.8 million at December 31, 1996, primarily in order to fund a portion of the increased loan volume.

         Total deposits increased by $1.2 million to $36.2 million at December 31, 1996, a 3.4% increase from $35.0 million at December 31, 1995. Non-interest bearing deposits declined at a 16.7% rate, compared to a 9.1% growth in interest bearing deposits. During 1996, shareholders' equity in Bancshares increased to $571 thousand from $444 thousand at December 31, 1995; during the same periods, shareholders' equity in Guaranty Bank declined from $3.92 million at year-end 1995 to $3.46 million at December 31, 1996, due primarily to the payment by Guaranty Bank to Bancshares of an extraordinary dividend of $700 thousand with which Bancshares reduced its outstanding bank debt.

INCOME

         The income of Bancshares is attributable almost entirely to dividends on earnings of Guaranty Bank. Consolidated net income of Bancshares is determined by deduction of interest and expenses incurred by Bancshares from the net income earned by Guaranty Bank. Income before income taxes of

Guaranty Bank for the year ended December 31, 1996 increased to $719.5 thousand from $719.9 thousand during 1995. Bancshares consolidated net income decreased to $217 thousand for the year ended December 31, 1996 from $495 thousand during 1995. The decline in Bancshares' consolidated net income in 1996 from 1995 was primarily attributable to the tax effect of recording $331 thousand in operating loss carryforwards in 1995 that had not been recorded prior thereto because of uncertainties incident to pending litigation. See "Legal Proceedings." Those uncertainties were eliminated in 1995 with the payment by Bancshares, subject to appeal, of the judgment amount awarded by the trial court in that litigation. Bancshares consolidated net income per share was $1.51 in 1996 compared to $3.45 in 1995. No income tax was due by Guaranty Bank or Bancshares on 1995 or 1996 income as a result of recognition of loss carry forwards from prior years' operations.

         Interest income increased $52 thousand Or 1.7% to $3.0 million for 1996, principally as a result of an increase in loans. Noninterest income totaled $396 thousand for the year ended December 31, 1996, up 7.3% from $369 thousand for the year ended December 31, 1995, due primarily to increased service charges and fees.

EXPENSES

         Interest expense increased from $1.2 million during 1995 to $1.4 million for the year ended December 31, 1996, due primarily to an increase in interest bearing deposits and an increase in notes payable for borrowings by Bancshares for payment, subject to appeal, of the trial court's judgment award in pending litigation with The 400 Group. See "Legal Proceedings." Noninterest expense for the year ended December 31, 1996 totaled $1.8 million, a decrease of $221 thousand, or 11.1%, from the $2.0 million for the year ended December 31, 1995, due primarily to a decrease in legal fees and expenses relating to pending litigation.

PROVISIONS FOR POSSIBLE LOAN LOSSES

         As a result of management's assessment of the adequacy of the allowance for possible loan losses, the Bank recorded no loan loss provisions in 1995 or 1996. The year-end 1996 allowance for possible loan losses was $255 thousand, 1.5% of total loans, compared to $262 thousand, or 1.7% of total loans, at December 31, 1995.

EARNING ASSET/INTEREST BEARING LIABILITIES YIELDS AND RATES

         Bancshares has no earning assets independent of Guaranty Bank, and its only interest bearing liabilities are promissory notes in the total principal amount of $3.1 million at December 31, 1996, as compared to $3.8 million at December 31, 1995, which bear interest at a floating rate based on the Chase Manhattan Bank prime rate and averaged 9.42% in 1996 and 9.73% in 1995. The average balances and yields for interest-bearing assets and interest-bearing liabilities of Guaranty Bank for 1996 and 1995 on a tax-equivalent basis are as follows (in thousands of dollars):

                                               Year Ended December 31, 1996        Year Ended December 31, 1995
                                               ----------------------------        ----------------------------
                                                         Interest    Average                 Interest  Average
                                               Average   Income/     Yield/        Average   Income/   Yield/
                                               Balance   Expense     Rate          Balance   Expense   Rate
                                               -------   -------     ----          -------   -------   ----
INTEREST EARNING ASSETS:
   Real estate loans                           $ 10,643  $   983     9.23%         $  9,078  $  890     9.80%
   Installment loans                              2,328      251    10.79             2,078     236    11.32
   Commercial and Industrial loans                2,795      271     9.70             2,422     239     9.87
   U.S. Treasury and government agency
        securities                               16,767     1104     6.59            20,392   1,304     6.39
   Municipal securities                               0        0        0                 0       0        0
   Other securities (AID & TCO)                   3,155      233     7.39             2,142     194     9.06
   Federal funds sold and securities sold
        under agreements to repurchase            1,939      105     5.42               887      54     6.09

        Total earning assets                   $ 37,622  $ 2,947     7.83           $37,008  $2,917     7.88
                                                =======                              =======

INTEREST-BEARING LIABILITIES:
   Interest-bearing transaction accounts       $  3,667  $    68     1.85          $  3,207  $   57     1.78
   Money market deposits                          2,043       41     2.01             2,210      44     1.99
   Savings deposits                               7,122      163     2.30             7,063     162     2.30
   Time deposits                                 15,416      687     4.46            15,559     657     4.22
   Federal funds purchased and securities
        purchased under agreements to resell          0        0        0                 0       0        0
   FHLBB Borrowings                               1,368      100     7.37             1,211      87     7.23

        Total interest-bearing liabilities     $ 29,616  $ 1,059     3.58          $ 29,250  $1,007     3.44
                                               ========  -------     ----          ========  ------     ====

Net interest income, tax equivalent(1)                   $ 1,888                             $1,910
                                                         =======                             ======

Net interest margin, tax equivalent(1)                               4.25%                              4.44%
                                                                     =====                              =====


------------------------------

         (1) Does not include interest bearing notes payable by Bancshares

         The changes in components of net interest income caused by changes in average earning asset and liability volumes and changes in rates for 1996 and 1995 are as follows (in thousands of dollars):

                                               1996 Compared to 1995               1995 Compared to 1994
                                               ---------------------               ---------------------
                                               Volume    Rate    Net               Volume    Rate    Net
                                               ------    ----    ---               ------    ----    ---
INTEREST EARNING ASSETS:
   Real estate loans                           $ 153    $(52)   $ 101              $133     $(15)    $ 118
   Installment loans                              27     (16)      16               (94)      60       (34)
   Commercial and Industrial loans                37      (4)      33               (49)      60        11

   U.S. Treasury and government agency
        securities                              (232)     39     (193)               72      153       225

   Municipal securities                            0       0        0                (5)      (5)      (10)

   Other securities                               92     (36)      56                73       91       104

   Federal funds sold and securities sold
        under agreements to repurchase            64      (6)      58               (62)      58        (4)


        Total earning assets                      48     (18)      30               (30)     404       374

INTEREST-BEARING LIABILITIES:
   Interest-bearing transaction accounts           8       2       10               (12)     (12)      (24)

   Money market deposits                          (3)      0       (3)              (19)      (7)      (26)

   Savings deposits                                1       0        1                 3      (12)       (9)

   Time deposits                                  (6)     36       30               (39)     191       152

   Federal funds purchased and securities
        purchased under agreements to resell       0       0        0                 0        0         0
   FHLB Borrowings                                11       2       13                82        0        82

        Total interest-bearing liabilities        13      39       52               (40)     213       173

Net interest income, tax equivalent               35     (57)     (22)               10      191       201


         The increase (decrease) due to changes in average balances reflected in the above table was calculated by applying the preceding year's rate to the current year's change in the average balance. The increase (decrease) due to changes in average rates was calculated by applying the current year's change in the average rates to the current year's average balance. Using this method of calculating increases (decreases), an increase or decrease due to both changes in average balances and rates is reflected in the changes attributable to average rate changes.

RETURN ON EQUITY AND ASSETS

         The return on equity and assets by Bancshares and Guaranty Bank for the years ending December 31, 1996 and 1995 are as follows:


                                                          1996                         1995
                                                   ---------------------       ---------------------
                                                   Guaranty                     Guaranty
                                                    Bank       Bancshares        Bank     Bancshares
                                                    ----       ----------        ----     ----------
Return on average assets                             1.2%           .5%           2.1%        1.2%
Return on average equity                            12.8%         42.7%          24.0%      960.3%
Dividend payout ratio                              209.0%          ---           40.8%        ---
Average equity to average assets                     9.2%          1.2%           8.9%        ---

--------------------
(1) Includes $700,000 extraordinary dividend paid in January 1996 to Bancshares by Guaranty Bank to reduce Bancshares' outstanding debt.

                            DESCRIPTION OF PROPERTY

         The Bank's principal office is located at 175 New Roads Street, New Roads, Louisiana 70760. The facility has 10,100 square feet in two buildings with drive-up windows and a night depository. The Bank owns this property free of any and all liens and encumbrances. The Bank also operates two (2) full-service branches located in Livonia, Louisiana and Jarreau, Louisiana.
The Livonia branch is a 3,500 square foot facility opened in 1980 and the Jarreau branch is a 1,400 square foot facility opened in 1981. The Bank owns these properties free of any and all liens and encumbrances. The Bank also owns a 2,780 square foot facility in Morganza, Louisiana which is presently used by the Bank for record storage.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         As of March 31, 1997, the following persons were known by Bancshares to be the beneficial owners of more than five (5%) percent of the outstanding shares of voting securities of Bancshares, including 143,374 shares of Common Stock and 21,559 shares of Series A Preferred Stock, all of which vote equally as a single class. See "Description of Securities":

 Name of Beneficial Owner             Shares Beneficially Owned       Percent of Class
 ------------------------             -------------------------       ----------------
 H.T. Olinde, Jr.(1)                             12,488                      7.57%
 James E. Kissner(2)                              8,450                      5.13%

(1) Includes shares voted by Mr. Olinde but owned by Brown Brokerage Co. (369 shares) and B. Olinde & Sons (3,036 shares).
(2)      Includes shares owned by Joyce G. Kissner, spouse of Mr. Kissner.


SECURITY OWNERSHIP OF MANAGEMENT

         The following table indicates the beneficial ownership as of March 31, 1997, of Bancshares voting securities, including 143,374 shares of Common Stock and 21,559 shares of Series A Preferred Stock, all of which vote equally as a single class (see "Description of Securities"), by (i) each director of Bancshares, (ii) the chief executive officer of Guaranty Bank, and (iii) all directors and executive officers of Bancshares and Guaranty Bank as a group:

 Name and Position                                 Shares Beneficially Owned              Percent of Class
 -----------------                                 -------------------------              ----------------
 Joseph L. Dabadie, Jr., Director                               1,158                              *
 Craig A. Major, Director                                         436                              *
 H.T. Olinde, Jr., Director                                    12,488                             7.57%
 J. Lane Orillion, Director                                       150                               *
 F. Gregory Roy, Director                                         348                               *
 Daniel R. Domingue, Jr., Chief Executive                         312                               *
 Officer of Guaranty Bank
 Directors and Executive Officers                              15,358                             9.31%
  as a group (10 persons)

---------------------
*less than 1.0%

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS

         The directors of Bancshares are as follows:

         Joseph L. Dabadie, Jr., age 70, has been a director since 1993. Mr. Dabadie retired from the U.S. Army in 1988 with the rank of Brigadier General, and since his retirement has worked as a safety director for Reliable Production, Inc.

         Craig A. Major, age 49, has been a director since 1993. Mr. Major has been a cattle rancher for over twenty- five years and is the owner and operator of Bar "M" Ranch and has also been the owner and operator of Major's Truck Stop since 1991.

         H.T. Olinde, Jr., age 69, was a founder of Guaranty Bank in 1957 and serves as Chairman of the Board. Mr. Olinde served as a director from 1957 until his resignation in 1984 and was re-elected director in 1993. Mr. Olinde is a shareholder and executive officer of B. Olinde & Sons, Inc., which owns and operates retail furniture stores, a wholesale beer distributorship, and various property interests.

         J. Layne Orillion, age 49, has been a director since 1993. Mr. Orillion is President and owner of Lo-Vac, Inc., which he founded in 1982.

         F. Gregory Roy, age 45, has been a director since 1993. Mr. Roy is a 50% owner of P & G Farms, Inc. and has been in farming since 1978.

         Each director has been elected without specific term to serve until his successor is duly qualified and elected.

         The foregoing directors of Bancshares are also directors of Guaranty Bank. Additional directors of Guaranty Bank are Daniel R. Domingue, Jr. and Larry J. Roberts; see discussion of "Executive Officers" below.

EXECUTIVE OFFICERS

         The executive officers of Guaranty Bank are as follows:

         Beverly B. David, age 53 is a Vice-President and head of bank operations and has served in that capacity since 1989. Mrs. David also serves as the bank's Cashier and Security Officer.

         Daniel R. Domingue, Jr., age 52, has served as the Bank's President and Chief Executive Officer and as a director of Guaranty Bank since 1994. Prior to joining Guaranty Bank, Mr. Domingue served for five years as President/CEO of Bank of Lafayette. Mr. Domingue has been in banking for over twenty-three years.

         R. Keith Miller, age 46, is Executive Vice President and is the Bank's Senior Lending Officer. Mr. Miller has been an executive officer since joining Guaranty Bank in 1982 and has been in banking for twenty-five years.

         J. Wade O'Neal, age 40, has been employed by Guaranty Bank for seventeen years and has, since 1989, served as Vice-President and head of Loan Administration. Mr. O'Neal also serves as the Bank's Compliance Officer.

         Larry J. Roberts, age 57, serves as Senior Vice-President and Chief Financial Officer and has been employed by Guaranty Bank for twenty-five years. Mr. Roberts also serves as Secretary to the Board of Guaranty Bank and as Treasurer of Bancshares.

                             EXECUTIVE COMPENSATION

Daniel R. Domingue, Jr. serves as the authorized representative of Bancshares and as President and Chief Executive Officer of Guaranty Bank, for which he received aggregate cash compensation during the three years ended December 31, 1996 as set forth in the cash compensation table below. No executive officer or employee of Bancshares or Guaranty Bank earned aggregate compensation during any of the three years ended December 31, 1996 exceeding $100,000.


       Name of Individual and Position    Year      Salary    Bonus    Other
       -------------------------------    ----      ------    -----    -----
  Daniel R. Domingue, Jr., Guaranty       1994(1)  $50,000   $ 8,000   $4000
    Bank President and CEO                1995      75,000     7,500    7125(2)
                                          1996      75,000    15,000    8250(2)


-----------------

         (1) Partial year, commencing May 1, 1994

         (2) Includes living allowance at $500 per month and Bank's 401(k) matching contribution

         401 (k) Plan. Under Guaranty Bank's 401(k) Plan, officers and employees of the Bank may make contributions to the Plan with pre-tax salary reductions. The Bank matches contributions up to three (3%) percent of the contributing employee's gross salary.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Various directors and executive officers of Guaranty Bank and Bancshares, and their respective family members and affiliated firms were customers of and had transactions with the Bank during 1995 and 1996 in the ordinary course of business. Similar transactions may be expected to take place in the ordinary course of business in the future. All outstanding loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not, in the opinion of management, involve more than normal risks of collectibility or present other unfavorable features.

         Since the beginning of 1995, no transaction between Guaranty Bank or Bancshares and any executive officer, director or holder of more than 5% of the capital stock of Bankshares has involved an amount in excess of $60,000 except as indicated below, for which transactions the following information is provided: (i) name of the person; (ii) relationship to Bancshares/Guaranty Bank; (iii) nature of the transaction and (iv) the amount involved in the transaction.

         (i) Craig A. Major; (ii) director of Bancshares; (ii) personal loans to or endorsed by Mr. Major; (iv) at March 31, 1997, $92,437 outstanding.

         (i) J. Layne Orillion; (ii) director of Bancshares; (iii) loans and line of credit commitments to Mr. Orillion and affiliated entities; (iv) at March 31, 1997, $50,156 outstanding with $500,000 in available credit commitments.

         (i) F. Gregory Roy; (ii) director of Bancshares; (iii) loans and line of credit commitments to Mr. Roy and affiliated entities; (iv) at March 31, 1997, $475,664 outstanding with $127,000 in available credit commitments.

         (i) James E. Kissner; (ii) holder of more than 5% of the capital stock of Bancshares; (iii) loan by Mr. Kissner to Bancshares at the prime rate of New York banks, but not less than 8.75% per annum, secured by a subordinate secruity interest in the common stock of Guaranty Bank; (iv) $200,000 outstanding at March 31, 1997.

         (k) H.T. Olinde, Jr., (ii) director of Bancshares; (iii) purchase by Mr. Olinde on December 29, 1995 of approximately 10 acres of real estate from Guaranty Bank; (iv) purchase price of $210,000, cash.

                           DESCRIPTION OF SECURITIES

GENERAL

         The authorized capital stock of Bancshares consists of 500,000 shares of $7.50 par value Common Stock, 500,000 shares of no par value, nonvoting Series A Preferred Stock, and 2,000,000 shares of no par value, voting Series B Preferred Stock. At March 31, 1997 there were outstanding 143,374 shares of Common Stock, 24,462 shares of Series A Preferred Stock and 21,559 of Series B Preferred Stock. All of the outstanding shares of Bancshares capital stock are fully paid and nonassessable.

COMMON STOCK

         The holders of Bancshares Common Stock are entitled to one vote for each share held of record and are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for payment of dividends. In the event of liquidation, dissolution or winding-up of the company, the holders of Common Stock are entitled to share ratably in all assets remaining for distribution after payment of liabilities and after provision for the liquidation preference of any class of stock that has liquidation preference over the Common Stock. Holders of Common Stock have preemptive rights.

PREFERRED STOCK

         Bancshares has outstanding two series of preferred stock - Series A nonvoting Preferred Stock and Series B voting Preferred Stock. The holders of Bancshares Series A Preferred Stock have no voting rights but are entitled to receive dividends identically with the Common Stock, on a share for share basis and at the same rate, when, as and if such dividends are declared by the Board of Directors. The holders of Bancshares Series B Preferred Stock have rights and preferences identical to those of the Series A Preferred Stock, and, in addition, holders of Series B Preferred Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. Upon liquidation, dissolution or winding-up of the corporation, the holders of the shares of Series A and Series B Preferred Stock shall be entitled to receive and to be paid out of the assets of the corporation available for distribution to its shareholders, before any payment or distribution shall be made on the Common Stock, the amount of $1.00 per share. To the extent funds are available after payment of the $1.00 per share liquidation preference to the Series A and Series B Preferred Stock, the holders of Common Stock shall be entitled to receive the amount of $1.00 per share, and thereafter, the remainder of the assets and funds of the corporation available for distribution to the shareholders shall be distributed ratably among all holders of Series A and Series B Preferred Stock and the holders of Common Stock on a share for share basis. In the event that funds are insufficient to permit payment in full of the $1.00 preferential amount due the Series A and Series B Preferred Stock, then the assets shall be distributed among holders of the Series A and Series B Preferred Stock ratably, in proportion to the full amounts to which they are respectively entitled. All outstanding shares of Series A and Series B Preferred Stock are subject to redemption by Bancshares at any time through the period ending December 31, 1998, for an amount per share equal to the original issue price plus interest on said amount at the "prime" rate of interest, as such rate may from time to time exist, as published in the Wall Street Journal, plus one (1%) percent, from the date of original issue of said shares, August 22, 1994, through the date of redemption.


PART II


               MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is no public trading market for the Bancshares Common Stock or Preferred Stock. Neither the Common Stock nor the Preferred Stock of Bancshares has ever traded, and does not trade, on or through any exchange, established quotation or listing system or market-maker. To the knowledge of Bancshares management, there have been no sales or exchanges of the Bancshares Common Stock or Preferred Stock within the past two years, nor have there been any cash dividends declared or paid on the Bancshares Common Stock or Preferred Stock within the past two years. At March 31, 1997, the total 143,374 shares of Bancshares Common Stock were held of record by 518 shareholders; the 24,462 shares of nonvoting Series A Preferred Stock are held of record by two shareholders; and the 21,559 shares of Series B, voting Preferred Stock were held of record by seven shareholders.


                               LEGAL PROCEEDINGS

         Guaranty Bank is, from time to time, a party to routine litigation arising from regular business activities incident to furnishing financial services. In addition, Bancshares and/or Guaranty Bank are parties to the following legal proceedings:

         (1) H.T. Olinde, Jr., et al. v. The 400 Group, et al., 18th Judicial District Court, Suit Number 27,859, Division "Ad Hoc". Bancshares and Guaranty Bank are substitute plaintiffs in this action, originally filed in May, 1993 by the shareholders of Bancshares as a derivative action against former directors and certain others ("The 400 Group"), seeking declaration of the amount due under promissory notes evidencing advances by The 400 Group to or for the benefit of Bancshares in 1987-88. The total amount advanced by The 400 Group was $1 million, including $400,000 for purchase of a promissory note made by Bancshares, on which note the principal and interest due at the time of purchase by The 400 Group was $1.7 million. After trial on the merits in August, 1994, the trial court awarded judgment for approximately $3.6 million against Bancshares, including the full face amount, approximately $2.4 million, on the promissory note purchased by The 400 Group for $400,000. The judgment amount was paid by Bancshares, subject to appeal. On appeal, the Louisiana First Circuit Court of Appeal modified the judgment and reduced the trial court's judgment to return of the original advances, plus reasonable interest, a total of approximately $1.8 million. If the ruling by the First Circuit becomes the final judgment in this case, Bancshares will be entitled to reimbursement by The 400 Group of the overpayment, plus interest thereon, a total of approximately $2.1 million. The 400 Group has requested review of the First Circuit's ruling by the Louisiana Supreme Court. No decision has been announced by the Supreme Court regarding whether the matter will be accepted for review by the Supreme Court.

         (2) Team Bank and Trust Company (now known as Guaranty Bank & Trust Company) v. Thomas R. Bryan, et al., 18th Judicial District Court, Suit Number 28,255, Div. "D". This claim was filed by Guaranty Bank in September, 1993 against certain of its former directors for breach of fiduciary duty incident to causing payment by Guaranty Bank of a total of approximately $127,000 in charges by third parties for services which Guaranty Bank asserts were for the benefit of the defendants. The defendants assert that the charges were for services that benefitted Bancshares and deny that any reimbursement is due Guaranty Bank.

         (3) Thomas R. Bryan v. Guaranty Bank & Trust Company, 18th Judicial District Court, Suit Number 28,873, Div. "A". In August, 1993 the Bank's chief executive officer, Thomas R. Bryan, who was also the president of The 400 Group (described above), was dismissed for his actions on behalf of The 400 Group and adverse to Guaranty Bank and Bancshares. In May, 1994, Mr. Bryan filed suit for alleged breach of his employment agreement with Guaranty Bank. Guaranty Bank contends that there was ample cause for termination of the employment agreement in accordance with its terms, that there are other meritorious defenses to Mr. Bryan's claims, and that the suit is frivolous. No answer to the plaintiff's petition has been required of or filed by Guaranty Bank, and this proceeding is currently dormant.

         (4)     Raymond Long, et al. v. Great Guaranty Bancshares, Inc., et
al., 18th Judicial District Court, Suit Number 23,413, Div. "C".   In 1988, a
former director, Raymond Long, sued Guaranty Bank, Bancshares and the Bank's chief executive officer at that time, Thomas R. Bryan, for $1.5 million alleging, among other things, that Guaranty Bank wrongfully dishonored checks. This action has been dormant for several years, and by agreement of the parties will remain dormant pending final decision in the litigation with The 400 Group described above.


                  CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

         There has been no change in nor disagreement with the independent accountants of Bancshares or Guaranty Bank during the two most recent fiscal years.


                    RECENT SALES OF UNREGISTERED SECURITIES

         In July, 1994, the directors of Bancshares loaned to Bancshares the sum of $219,200 pursuant to convertible debentures of a form approved by the Bancshares Board of Directors and by the Federal Reserve Board for funding of expenses of Bancshares' ongoing litigation with its prior directors and others. See "Legal Proceedings". The debentures stipulated interest on the principal amount at the "prime" rate as it may from time to time exist, as published in the Wall Street Journal, plus one (1%) percent per annum. On August 22, 1994, by agreement of Bancshares and the holders of the debentures, the debentures were converted into 42,896 shares of the previously authorized Series B Preferred Stock at the conversion price of $5.11 per share, based on information then available regarding value of Bancshares and subject to the right of Bancshares to redeem shares of the Preferred Stock if necessary to avoid dilution of the holders of Common Stock upon completion of pending litigation. In furtherance of that redemption right, the holders of the Preferred Stock granted to Bancshares the right to redeem the Preferred Shares for the original issue price plus an amount equal to interest on the issue price at the prime rate, plus one (1%) percent per annum, from the issue date through the date of redemption. On December 29, 1995 Bancshares issued to Raymond R. Long, 3,125 shares of Series B Preferred Stock in payment of indebtedness by Bancshares to Mr. Long, subject to the right of Bancshares to redeem said shares on terms and conditions identical to those described above. On December 28, 1995 a total of 24,462 shares of the Series B voting Preferred Stock were converted to shares of Series A, nonvoting Preferred Stock on a share for share basis, on agreement of Bancshares with the holders of said shares. The shares of Series A and Series B Preferred Stock referred to above were issued on exemption from registration pursuant to the intrastate offering exemption, Section 3(a)(11) of the Securities Act of 1933. The Company did not use any underwriters in connection with the offering, and no securities sales commissions were paid.



                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 83 of the Louisiana Business Corporation Law ("LBCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, or other enterprise. The indemnity may include expenses, including attorney fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 83 further provides that a Louisiana corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions except that no indemnification is permitted without judicial approval if the director or officer shall have been adjudged to be liable for willful or intentional misconduct in the performance of his duty to the corporation. Where an officer or director is successful on the merits or otherwise in any defense of any action referred to above or any claim therein, the corporation must indemnify him against such expenses that such officer or director actually incurred. Section 83 permits a corporation to pay expenses incurred by the officer or director in defending an action, suit or proceeding in advance of the final disposition thereof if approved by the board of directors.

         Article 9 of the Bancshares Articles of Incorporation provides that Bancshares shall indemnify any person threatened with or who is made a party to any legal proceeding by reason of the fact that he is serving or has served as a director, officer or employee of Bancshares. Such indemnification shall include expenses actually and reasonably incurred by such person in connection with the defense or settlement of such proceeding if (i) he is successful on the merits or otherwise or (ii) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                       CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

                              C O N T E N T S



                                                                                  Page
                                                                                  ----
INDEPENDENT AUDITORS' REPORT                                                           23


CONSOLIDATED STATEMENTS OF CONDITION
      December 31, 1996 and 1995                                                  24 - 25


CONSOLIDATED STATEMENTS OF INCOME
      Years ended December 31, 1996, 1995 and 1994                                26 - 27


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Years ended December
      31, 1996 and 1995 and 19946 -                                               28 - 29


CONSOLIDATED STATEMENTS OF CASH FLOWS
      Years ended December 31, 1996, 1995 and 1994                                30 - 31


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                        32 - 52

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders of Great Guaranty Bancshares, Inc.
New Roads, Louisiana


We have audited the accompanying consolidated statements of condition of Great Guaranty Bancshares, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years during the three year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Guaranty Bancshares, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years during the three year period ended December 31, 1996 in conformity with generally accepted accounting principles.



POSTLETHWAITE & NETTERVILLE



Baton Rouge, Louisiana
April 4, 1997

                    GREAT GUARANTY BANCSHARES, INC.
                         NEW ROADS, LOUISIANA

                 CONSOLIDATED STATEMENTS OF CONDITION
                      DECEMBER 31, 1996 AND 1995


                              A S S E T S


                                                 1996          1995
                                              -----------   -----------
Cash and due from banks                       $ 2,406,805   $ 1,725,550

Interest-bearing deposits with banks            1,288,571          --

Federal funds sold                                   --       1,825,000

Investment securities - available for sale     19,761,011    20,525,539

Restricted investments in equity securities       202,100       190,600

Loans, net of allowance for loan losses of
  $254,819 and $261,601, respectively          16,823,712    14,731,246

Properties and equipment, net                     664,854       704,848

Accrued interest receivable                       355,583       371,516

Other assets                                      547,695       764,055
                                              -----------   -----------


       TOTAL ASSETS                           $42,050,331   $40,838,354
                                              ===========   ===========


The accompanying notes are an integral part of these statements.

                     LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                    1996            1995
                                                                ------------    ------------
LIABILITIES
     Demand deposits                                            $  6,304,731    $  7,565,089
     NOW deposits                                                  5,053,484       3,297,949
     Savings deposits                                              9,168,044       9,066,175
     Time deposits, $100,000 and over                              1,168,073         739,137
     Other time deposits                                          14,539,820      14,320,907
                                                                ------------    ------------
           Total deposits                                         36,234,152      34,989,257

     Notes payable                                                 4,376,531       5,187,718
     Accrued expenses and other liabilities                          168,587         216,563
     Federal funds purchased                                         700,000            --
                                                                ------------    ------------
           Total liabilities                                      41,479,270      40,393,538
                                                                ------------    ------------

COMMITMENTS AND CONTINGENT LIABILITIES                                  --              --

SHAREHOLDERS' EQUITY
     Preferred stock - Series A, no par; 500,000 shares
       authorized; 24,462 shares issued and outstanding              126,037         126,037
     Preferred stock - Series B, no par; 2,000,000 shares
       authorized; 21,559 shares issued and outstanding              111,080         111,080
     Common stock - $7.50 par value, 500,000 shares
       authorized; 143,374 shares issued and outstanding           1,075,305       1,075,305
     Capital surplus                                               2,411,471       2,411,471
     Retained deficit                                             (3,151,760)     (3,368,831)
     Unrealized gain (loss) on securities available for sale,
       net of tax of $552 and $46,237, respectively                   (1,072)         89,754
                                                                ------------    ------------
           Total shareholders' equity                                571,061         444,816
                                                                ------------    ------------


           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 42,050,331    $ 40,838,354
                                                                ============    ============

                    GREAT GUARANTY BANCSHARES, INC.
                         NEW ROADS, LOUISIANA


                   CONSOLIDATED STATEMENTS OF INCOME
             YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                       1996           1995           1994
                                                    -----------    -----------    -----------
INTEREST INCOME
         Interest and fees on loans                 $ 1,671,939    $ 1,485,824    $ 1,193,181
         Interest on investment securities            1,210,354      1,456,679      1,203,397
         Interest on federal funds sold                 105,250         53,622         94,746
         Interest on deposits with banks                 61,860          1,044         65,786
                                                    -----------    -----------    -----------
                           Total interest income      3,049,403      2,997,169      2,557,110
                                                    -----------    -----------    -----------

INTEREST EXPENSE
         Interest on notes payable                      396,691        311,423         65,069
         Interest on deposits                           959,466        919,507        838,009
                                                    -----------    -----------    -----------
                           Total interest expense     1,356,157      1,230,930        903,078
                                                    -----------    -----------    -----------

NET INTEREST INCOME                                   1,693,246      1,766,239      1,654,032

PROVISION (CREDIT) FOR LOAN LOSSES                      (15,000)       (23,106)       (35,000)
                                                    -----------    -----------    -----------

NET INTEREST INCOME AFTER PROVISION
         FOR LOAN LOSSES                              1,708,246      1,789,345      1,689,032
                                                    -----------    -----------    -----------

NONINTEREST INCOME
         Service charges on deposit accounts            342,481        342,179        225,401
         Other service charges and fees                  27,738         16,078         29,663
         Net investment securities gains (losses)          --             --           (6,497)
         Other income                                    25,617         11,149         19,867
                                                    -----------    -----------    -----------
                                                        395,836        369,406        268,434
                                                    -----------    -----------    -----------

NONINTEREST EXPENSE
         Salaries and employee benefits                 887,540        885,009        902,879
         Occupancy expense                              227,632        200,996        235,877
         Data processing                                170,990        154,139         89,640
         Legal fees                                     107,884        319,105        322,860
         Other expense                                  379,773        435,313        542,297
                                                    -----------    -----------    -----------
                                                      1,773,819      1,994,562      2,093,553
                                                    -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                       330,263        164,189       (136,087)

INCOME TAX EXPENSE (BENEFIT)                            113,192       (331,126)          --
                                                    -----------    -----------    -----------

NET INCOME (LOSS)                                   $   217,071    $   495,315    ($  136,087)
                                                    ===========    ===========    ===========




The accompanying notes are an integral part of these statements.

                    GREAT GUARANTY BANCSHARES, INC.
                         NEW ROADS, LOUISIANA

                   CONSOLIDATED STATEMENTS OF INCOME
             YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                   1996      1995      1994
                                  -------   -------   -------
PER COMMON SHARE DATA:

     Net income (loss)            $  1.51   $  3.45   $  (.95)
                                  =======   =======   =======



     Average shares outstanding   143,374   143,374   143,374
                                  =======   =======   =======



The accompanying notes are an integral part of these statements.

                       GREAT GUARANTY BANCSHARES, INC.
                             NEW ROADS, LOUISIANA

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                                         Preferred Stock
                                           ----------------------------------------------
                                                Series A                  Series B
                                           ---------------------   ----------------------
                                             # of                     # of
                                            Shares      Amount       Shares            Amount
                                           ---------   ---------   ---------    ---------
BALANCE AT DECEMBER 31, 1993                    --     $    --          --      $    --

     Net (loss)                                 --          --          --           --

     Preferred stock issued                     --          --        42,896      219,200

     Change in unrealized gain (loss) on
       securities available for sale            --          --          --           --
                                           ---------   ---------   ---------    ---------

BALANCE AT DECEMBER 31, 1994                    --          --        42,896      219,200

     Net income                                 --          --          --           --

     Preferred stock issued                     --          --         3,125       17,917

     Exchange of Class B stock (voting)
       for Class A stock (non-voting)         24,462     126,037     (24,462)    (126,037)

     Change in unrealized gain (loss) on
       securities available for sale            --          --          --           --
                                           ---------   ---------   ---------    ---------

BALANCE AT DECEMBER 31, 1995                  24,462     126,037      21,559      111,080

     Net income                                 --          --          --           --

     Change in unrealized gain (loss) on
       securities available for sale            --          --          --           --
                                           ---------   ---------   ---------    ---------

BALANCE AT DECEMBER 31, 1996                  24,462   $ 126,037      21,559    $ 111,080
                                           =========   =========   =========    =========







The accompanying notes are an integral part of these statements.

                                                         Unrealized
                                                        Gain (Loss) on
       Common Stock                                       Securities        Total
   # of                       Capital      Retained       Available     Shareholders'
  Shares         Amount       Surplus       Deficit       for Sale         Equity
-----------   -----------   -----------   -----------    -----------    -----------
    143,374   $ 1,075,305   $ 2,411,471   $(3,728,059)   $      --      $  (241,283)

       --            --            --        (136,087)          --         (136,087)


       --            --            --            --             --          219,200

       --            --            --            --          (40,071)       (40,071)
-----------   -----------   -----------   -----------    -----------    -----------

    143,374     1,075,305     2,411,471    (3,864,146)       (40,071)      (198,241)

       --            --            --         495,315           --          495,315

       --            --            --            --             --           17,917

       --            --            --            --             --             --

       --            --            --            --          129,825        129,825
-----------   -----------   -----------   -----------    -----------    -----------

    143,374     1,075,305     2,411,471    (3,368,831)        89,754        444,816

       --            --            --         217,071           --          217,071


       --            --            --            --          (90,826)       (90,826)
-----------   -----------   -----------   -----------    -----------    -----------

    143,374   $ 1,075,305   $ 2,411,471   $(3,151,760)   $    (1,072)   $   571,061
===========   ===========   ===========   ===========    ===========    ===========

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                                                  1996            1995            1994
                                                               ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                         $    217,071    $    495,315    $   (136,087)
     Adjustments to reconcile net income (loss) to net
       cash provided by operating activities:
          Depreciation                                              119,589         114,029         111,082
          Provision for loan losses                                 (15,000)        (23,106)        (35,000)
          Deferred tax expense (benefit)                            113,192        (331,126)           --
          Net amortization on investment premium\discounts           (4,708)         36,180          74,998
          Write down of other real estate                              --            46,128          60,500
          Stock dividends received                                  (11,500)        (11,400)         (3,200)
          Net gain on sale of other real estate                     (24,204)         (9,308)           --
          Net investment securities losses                             --              --             6,497
          (Increase) decrease in accrued income
                and other assets                                     (5,187)        107,522         105,885
          Increase (decrease) in accrued expenses
               and other liabilities                                (56,150)     (1,495,570)       (133,073)
                                                               ------------    ------------    ------------

       NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES          333,103      (1,071,336)         51,602
                                                               ------------    ------------    ------------


CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sales/maturities of investment securities
       Held to maturity                                                --         5,200,201       8,606,001
       Available for sale                                         9,044,870            --           455,155
     Purchase of investment securities
       Held to maturity                                                --        (3,423,951)    (10,177,647)
       Available for sale                                        (8,413,250)           --          (997,066)
     Net change in:
       Interest bearing deposits with banks                      (1,288,571)        392,000       2,438,183
       Federal funds sold                                         1,825,000      (1,125,000)      3,425,005
       Loans                                                     (2,077,466)     (2,854,106)       (375,427)
     Purchase of equipment and building improvements                (79,595)       (151,058)        (31,056)
     Proceeds from sale of other real estate                        195,281         374,000          33,475
                                                               ------------    ------------    ------------

       NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES         (793,731)     (1,587,914)      3,376,623
                                                               ------------    ------------    ------------




The accompanying notes are an integral part of these statements.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                                                1996           1995           1994
                                                             -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase (decrease) in non-interest-bearing
       demand, savings and NOW deposit accounts              $   597,048    $  (698,095)   $(1,655,039)
     Net increase (decrease) in time deposits                    647,849       (451,547)    (2,090,527)
     Payments on bank notes payable                             (700,524)    (2,076,117)          --
     Proceeds of issuance of note payable                           --        3,800,524           --
     Net advances (repayments) on FHLB line of credit           (102,490)     1,156,198        222,176
     Federal funds purchased                                     700,000           --             --
     Proceeds of issuance of preferred stock                        --           17,917        219,200
                                                             -----------    -----------    -----------

       NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES     1,141,883      1,748,880     (3,304,190)
                                                             -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH
     AND DUE FROM BANKS                                          681,255       (910,370)       124,035

CASH AND DUE FROM BANKS AT
     BEGINNING OF YEAR                                         1,725,550      2,635,920      2,511,885
                                                             -----------    -----------    -----------

CASH AND DUE FROM BANKS AT
     END OF YEAR                                             $ 2,406,805    $ 1,725,550    $ 2,635,920
                                                             ===========    ===========    ===========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     Cash paid during the year for:

       Interest                                              $ 1,361,830    $ 1,506,382    $   868,546
                                                             ===========    ===========    ===========

       Income taxes                                          $      --      $      --      $      --
                                                             ===========    ===========    ===========

     Non-cash investing and financing activities:

       Stock dividends - FHLB                                $    11,500    $    11,400    $     3,200
                                                             ===========    ===========    ===========






The accompanying notes are an integral part of these statements.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Great Guaranty Bancshares, Inc. (the Company) and Subsidiary conform to generally accepted accounting principles and the prevailing practices within the banking industry. A summary of significant accounting policies is as follows:

          Basis of Presentation

          The consolidated financial statements include the accounts of Bancshares and its wholly-owned subsidiary, Guaranty Bank & Trust Company (the Bank). The Bank operates and extends credit primarily in and around Pointe Coupee Parish, Louisiana. All significant intercompany accounts and transactions have been eliminated. Assets held in an agency or fiduciary capacity are not assets of the Bank and, accordingly, are not included in the accompanying consolidated financial statements.

          Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Investment in Debt Securities

          The Bank's investments in debt securities are classified into two categories and accounted for as follows:

          o Securities to be Held to Maturity. Consists of bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity. These securities are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

          o Securities Available for Sale. Consists of bonds, notes and debentures that are available to meet the Bank's operating needs. These securities are reported at fair value as determined by quoted market prices.

          Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary have resulted in write-downs of the individual securities to their fair value. The related write-downs have been included in earnings as realized losses.

          Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of shareholders' equity until realized.

          Realized gains and losses on the sale of securities are determined using the specific-identification method.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

          Loans Receivable

          Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

          The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

          The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

          Foreclosed Real Estate

          Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

          Bank premises and equipment

          Bank premises and equipment are stated at cost less accumulated depreciation which is computed using either straight-line or accelerated methods over the estimated useful lives of the assets, which range from three to 30 years.

          Income Taxes

          Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

          Earnings per share

          Earnings per share are calculated on the basis of the weighted average number of shares outstanding.

          Cash and cash equivalents

          For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks."

          Off-Balance Sheet Financial Instruments

          In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting primarily of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

          Fair Values of Financial Instruments

          Statement of Financial Accounting Standards (SFAS) 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Bancshares.

          The following methods and assumptions were used by Bancshares in estimating its fair value disclosures for financial instruments:

               Cash and Cash Equivalents - The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

               Interest-bearing deposits in other banks - Fair values for interest-bearing deposits in other banks are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

               Investment Securities - Fair values for investment securities are based on quoted market prices, where applicable. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

          Fair Values of Financial Instruments  (continued)

               Loans Receivable - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

               Deposit liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

               Short-term borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

               Long-term debt - The fair values of the Company's long-term debt are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

               Accrued interest - The carrying amount of accrued interest payable approximates fair value.

               Off-Balance Sheet Instruments - Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

          Reclassification

          Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the current year presentation.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   INVESTMENT SECURITIES

                                                 December 31, 1996
                               -----------------------------------------------------------
                                                 Gross           Gross
                                 Amortized     Unrealized      Unrealized         Fair
                                   Cost           Gains          Losses           Value
                               ------------   ------------    ------------    ------------
Available for Sale

U.S. Treasury & U. S. Agency   $  8,200,023   $     31,059    $       --      $  8,231,082
Mortgage backed securities        9,660,253         15,765         (48,448)      9,627,570
Agency for International
  Development bonds               1,902,359           --              --         1,902,359
                               ------------   ------------    ------------    ------------

                               $ 19,762,635   $     46,824    $    (48,448)   $ 19,761,011
                               ============   ============    ============    ============

Restricted Investments in
  Equity Securities

Stock in Federal Home
  Loan Bank, at cost           $    202,100   $       --      $       --      $    202,100
                               ============   ============    ============    ============



                                                 December 31, 1995
                               -----------------------------------------------------------
                                                 Gross           Gross
                                 Amortized     Unrealized      Unrealized         Fair
                                   Cost           Gains          Losses           Value
                               ------------   ------------    ------------    ------------
Available for Sale

U.S. Treasury & U. S. Agency   $  7,914,918   $     61,290    $     (7,807)   $  7,968,401
Mortgage backed securities       10,519,865        136,812         (54,407)     10,602,270
Municipal securities                 20,000            104            --            20,104
Agency for International
  Development bonds               1,934,764           --              --         1,934,764
                               ------------   ------------    ------------    ------------

                               $ 20,389,547   $    198,206    $    (62,214)   $ 20,525,539
                               ============   ============    ============    ============

Restricted Investments in
  Equity Securities

Stock in Federal Home
  Loan Bank, at cost           $    190,600   $       --      $       --      $    190,600
                               ============   ============    ============    ============

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   INVESTMENT SECURITIES  (continued)

     During 1995, the Bank reassessed the classifications of investment securities and transferred securities from held to maturity to available for sale having amortized costs of $13,912,703 and fair value of $13,982,936. Gross unrealized gains were $130,833 and unrealized losses were $60,600 at the date of transfer.

     Investments in restricted equity securities consist of stock of the Federal Home Loan Bank. These investments' fair values are based on the recoverability of their par value. The Bank is required to maintain an investment balance in FHLB equal to 5% of its outstanding advances with the Federal Home Loan Bank (see Note 6). These investments are pledged as collateral against borrowings from the FHLB.

     The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           Securities Available for Sale
                                           ------------------------------
                                              Amortized        Fair
                                                Cost           Value
                                             -----------   -----------
       Due in one year or less               $ 6,043,926   $ 6,061,576
       Due from one year to five years         6,089,455     6,114,056
       Due from five years to ten years        3,436,552     3,418,234
       Due after ten years                     4,192,702     4,167,145
                                             -----------   -----------

                                             $19,762,635   $19,761,011
                                             ===========   ===========

     For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

     Investment securities with an approximate cost of $1,000,000 and $2,440,000 and an approximate fair value of $1,000,000 and $2,428,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

     Proceeds from sales of securities available for sale were $1,308,040 resulting in gross realized gains of $1,817 and gross realized losses of $8,314 for 1994. No securities were sold in 1996 or 1995.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.    LOANS

      The components of loans in the statements of condition at December 31 were as follows:

                                                    (In Thousands)
                                                 --------------------
                                                   1996        1995
                                                 --------    --------
              Commercial                         $  1,065    $  1,330
              Commercial real estate                2,345       2,594
              Residential real estate               9,572       7,568
              Consumer                              2,731       2,367
              Agricultural                          1,366       1,134
              Less:  Allowance for loan losses       (255)       (262)
                                                 --------    --------

                                                 $ 16,824    $ 14,731
                                                 ========    ========

     An analysis of the change in the allowance for loan losses follows:

                                                        1996         1995         1994
                                                   ---------    ---------    ---------
              Balance, beginning of year           $ 261,601    $ 279,961    $ 313,636
              Loans charged off                         --        (15,802)        (869)
              Recoveries                               8,218       20,548        2,194
              Provision (credit) for loan losses     (15,000)     (23,106)     (35,000)
                                                   ---------    ---------    ---------

              Balance, end of year                 $ 254,819    $ 261,601    $ 279,961
                                                   =========    =========    =========


     The current year's allowance for loan losses of $254,819 was considered adequate to provide for future losses and resulted in a credit in provisions for loan losses of $15,000.

     Included in other assets is $171,076 at December 31, 1995, of property acquired through foreclosure. There are no impaired loans or property acquired through foreclosures at December 31, 1996.

4.   TIME DEPOSITS

     At December 31, 1996, the scheduled maturities of time deposits are as follows: (in thousands)


           Within 3 months or less                  $ 4,945
           Over 3 months through 12 months            7,137
           Over 1 year through 5 years                2,344
           Over 5 years                               1,282
                                                    -------
                                                    $15,708
                                                    =======

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.   PROPERTIES AND EQUIPMENT

     Components of properties and equipment included in the statement of condition at December 31, 1996 and 1995 were as follows:


                                                1996            1995
                                             -----------    -----------
           Cost:
              Land                           $   276,990    $   276,990
              Bank premises                    1,278,978      1,278,403
              Furniture and equipment            518,636        452,175
                                             -----------    -----------

           Total cost                          2,074,604      2,007,568
           Less:  accumulated depreciation    (1,409,750)    (1,302,720)
                                             -----------    -----------
              Net book value                 $   664,854    $   704,848
                                             ===========    ===========

     Depreciation expense amounted to $119,589, $114,029 and $111,082 for the years ended December 31, 1996, 1995, and 1994, respectively.

6.   NOTES PAYABLE

     Long-Term Debt

     The Bank periodically borrows funds from the Federal Home Loan Bank under an Advances, Collateral Pledge and Security Agreement dated April 20, 1994. Under this agreement, the Bank is eligible to receive advances up to a maximum amount, based on the value of collateral pledged as determined by FHLB guidelines. Each advance has a fixed rate, determined as of the date of the advance and a repayment term of 113-132 months. All advances are secured by a blanket floating lien on all of the Bank's 1-4 single family first mortgage loans, Federal Home Loan Bank stock and deposits with the Federal Home Loan Bank. The carrying amounts and assigned values of collateral pledged under this agreement are as follows:


                                                         December 31, 1996
                                                     ------------------------
                                                      Carrying      Assigned
                                                      Amount          Value
                                                     ----------    ----------
           FHLB stock                                $  202,100    $  202,100
           Deposits with FHLB                            66,140        66,140
           1-4 single family first mortgage           9,451,390     6,143,403
                                                     ----------    ----------

                                                     $9,719,630    $6,411,643
                                                     ==========    ==========


                                                                   +      110%

          Maximum advances available                              $ 5,828,766
          Advances outstanding                                     (1,276,531)
                                                                  -----------
                                                                  $ 4,552,235
                                                                  ===========

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



6.   NOTES PAYABLE  (continued)

     Advances outstanding under this agreement totalled $1,378,374 at December 31, 1995.

     Scheduled future principal payments of advances outstanding as of December 31, 1996 are as follows:


              1997                                                  $    109,749
              1998                                                       118,274
              1999                                                       127,463
              2000                                                       137,370
              2001                                                       148,052
              Thereafter                                                 635,623
                                                                    ------------

                                                                    $  1,276,531
                                                                    ============

     The weighted average interest rate of all advances outstanding as of December 31, 1996 was 7.5%. Interest expense on these advances amounted to $86,808, $99,793 and $6,167 for 1996, 1995 and 1994, respectively.

     Demand Notes Payable

     The Company owes a note payable to a bank in the principal amount of $2,900,000, which is due on demand and bears interest at the Chase Manhattan Prime rate plus 1%. The interest rate on the note in effect at December 31, 1996 was 9.25%. Under the terms of this note, if no demand is made, the note is payable in full on January 15, 1997. Interest is payable on the note upon maturity. This loan is secured, by a pledge of 100% of the Subsidiary Bank's common stock. Subsequent to the date of these financial statements, the Company renewed this note payable under essentially the same terms for a 90 day period. As of December 31, 1995, the Company owed $3,600,000 under a similar borrowing arrangement with this Bank.

     The Company owes to an individual a note payable dated December 8, 1995 in the amount of $200,000, bearing interest at New York Prime, but not less than 8.75% per annum. Interest is payable monthly. The principal was scheduled to mature on December 31, 1996. As the holder of the note has not made demand for payment as of December 31, 1996, the principal remains outstanding and interest continues to accrue under the original terms. This note is secured by 100% of the Subsidiary Bank's common stock, subordinate to the security interest of the debtee bank mentioned in the previous paragraph. This individual is a shareholder of the Company.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   INCOME TAXES

     The source and tax effect of items reconciling income tax expense to the amount computed by applying the federal income tax rates in effect to income before income tax expense for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                         1996              %           1995             %          1994              %
                                     ----------     ----------     ----------    ----------    ----------     ----------
     Tax based on statutory rate     $  112,289           34.0%    $   55,824          34.0%     ($46,269)         (34.0%)
     Tax exempt interest                   (485)           (.1)        (1,943)         (1.2)         --             --
     Effect of tax brackets                --             --           (9,763)         (5.9)         --             --
     Change in valuation allowance         --             --         (375,244)       (228.6)       46,269           34.0
     Non-deductible expenses              1,388             .4           --            --            --             --
                                     ----------     ----------     ----------    ----------    ----------     ----------

                                     $  113,192           34.3%    ($ 331,126)       (201.7%)  $     --             --
                                     ==========     ==========     ==========    ==========    ==========     ==========

     In accordance with Statement of Financial Accounting Standards No. 109, deferred income taxes are provided on the tax effect of changes in temporary differences. Deferred tax assets are subject to a valuation allowance if their realization is less likely than not. Deferred tax assets (liabilities) which are included in other assets (net) on the accompanying statements of condition are comprised of the following at December 31, 1996 and 1995:


                                                                1996         1995
                                                              ---------    ---------
          Unrealized investment gains - available for sale    $    --      ($ 46,237)
          Stock dividends received on investments                (8,874)      (4,964)
          Allowance for loan losses                            (200,048)    (194,924)
          Depreciation on premises and equipment                   --           (342)
                                                              ---------    ---------
              Gross deferred tax liability                     (208,922)    (246,467)
                                                              ---------    ---------

          Unrealized investment losses - available-for-sale         552         --
          Writedowns of foreclosed property                        --        102,572
          Net operating loss carryforward                       662,016      672,620
          Depreciation on premises and equipment                  8,650         --
          Business credit carryforwards and other                 9,379       10,354
                                                              ---------    ---------
              Gross deferred tax asset                          680,597      785,546
              Valuation allowance                                  --           --
                                                              ---------    ---------
                                                                680,597      785,546
                                                              ---------    ---------

              Net deferred tax asset                          $ 471,675    $ 539,079
                                                              =========    =========

     In 1994 the net deferred tax asset was reduced to zero through allowance due the litigation (see Note 9). In 1995 the valuation allowance was removed due to the outcome of the litigation.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   INCOME TAX  (continued)

     The provision for income taxes is summarized as follows:

                                             1996           1995          1994
                                           ----------    ----------    ----------
          Taxes payable currently          $     --      $     --      $     --
          Deferred tax expense (benefit)      113,192      (331,126)         --
                                           ----------    ----------    ----------

                                           $  113,192    $( 331,126)   $     --
                                           ==========    ==========    ==========

     At December 31, 1996, the Company has available net operating loss carryforwards of approximately $1,950,000 which may provide tax benefits that will begin to expire in 2000. These carryforwards could become limited under applicable Sections of the 1986 Internal Revenue Code if more than a 50% change of ownership occurs.

8.   RELATED PARTIES

     Certain officers and directors, and companies in which they have 10 percent or more beneficial ownership, were indebted to the Bank in the aggregate amounts of $763,650 and $754,278 at December 31, 1996 and 1995, respectively. During 1996 and 1995, $593,568 and $363,834 of new loans were made, and loan repayments totaled $584,196 and $267,110, respectively.

9.   CONTINGENCIES AND COMMITMENTS

     The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are described in Note 14 - Financial Instruments.

     Litigation

     The Company is a plaintiff in an action seeking declaration of the amount, if any, due under promissory notes evidencing advances by the defendant creditor to or for the benefit of Great Guaranty Bancshares in 1987-88. In its reconventional demand, the defendant sought judgment on the notes and, in the alternative, 90% of the capital stock of the holding company in exchange for cancellation of the notes. After trial on the merits in August 1994, the defendant's alternative demand for delivery of holding company stock in exchange for cancellation of indebtedness was denied, but judgment for approximately $3.6 million was awarded against the holding company on the notes. The trial court's judgment was appealed by both parties.

     In 1995 the Company delivered to the defendants the judgment amount, with reservation of all rights on appeal. The delivery of the judgment amount was financed through a loan with an area bank. The stock of the Bank is pledged as collateral on this debt of its holding company. (See Note 6)

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   CONTINGENCIES AND COMMITMENTS  (continued)

     In December 1996, the appellate court modified the trial court's judgment and reduced the amount due to the defendant to approximately $1.8 million. If the appellate court's ruling becomes the final judgment, a balance would be owed back to the Company of approximately $1.8 million plus accrued interest from July 10, 1995 (the date the trial court's judgment was delivered to the defendant).

     In March 1997, the defendant requested review of the appellate court's ruling by the Supreme Court of Louisiana. As of the date of issuance of these consolidated financial statements, it is uncertain whether or not this case will be heard by the Supreme Court. Should the Supreme Court decline to hear the appeal, the appellate court's ruling would become the final judgment, and, thus, the Company would be entitled to recoup the $1.8 million overpayment plus accrued interest. Should the Supreme Court accept the case for review, its decision would be final.

     Inasmuch as the judgment in this case is not final, neither the overpayment resulting from the appellate court's ruling nor the interest accrued thereon is recorded in the statements of condition.

     The Company and its subsidiary are also parties to other litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company.

10.   SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

      All of the Bank's loans and commitments have been granted to customers in the Bank's market area and the concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commitments to extend credit were granted primarily to agricultural and commercial borrowers. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness economic sector.

11.   REGULATORY MATTERS

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11.   REGULATORY MATTERS  (continued)

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk- weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). In addition to the minimum levels of capital which are standard for all Banks under the authority of the FDIC, the Bank must maintain a minimum Tier 1 leverage capital ratio of 7%. This higher standard is a required condition to the Bank's release from a cease and desist order in 1993. Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

      The Bank's actual capital amounts (in thousands) and ratios as of December 31, 1996 and 1995 are also presented in the table.

                                                                                                              To Be Well
                                                                                                          Capitalized Under
                                                                               For Capital                Prompt Corrective
                                                      Actual                 Adequacy Purposes:           Action Provisions:
                                                -------------------          -----------------            ------------------
                                                Amount        Ratio          Amount      Ratio            Amount      Ratio
                                                ------        -----          ------      -----            ------      -----
     As of December 31, 1996:
       Total Capital
         (to Risk Weighted Assets)         $        3,701     19.2%    $         1,543   )=8.0%     $        1,928    )=10.0%
       Tier I Capital
         (to Risk Weighted Assets)                  3,460     17.9                 771   )=4.0               1,157     )=6.0
       Tier I Capital
         (to Average Assets)                        3,460      8.4               1,655   )=4.0               2,068     )=5.0

     As of December 31, 1995:
       Total Capital
         (to Risk Weighted Assets)                  4,096     23.8               1,421   )=8.0               1,777    )=10.0
       Tier I Capital
         (to Risk Weighted Assets)                  3,835     22.3                 711   )=4.0               1,066     )=6.0
       Tier I Capital
         (to Average Assets)                        3,835      9.4               1,622   )=4.0               2,028     )=5.0

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12.   RESTRICTIONS ON DIVIDENDS

      The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The amount that the Bank may declare in any one year is equal to one-half of the current year's earnings, exclusive of non-recurring items. At December 31, 1996, there is no amount available for dividends.

13.   EMPLOYEE BENEFITS

      The Bank maintains a 401(k) plan for its employees, which allows them to make contributions to the plan with pre-tax salary reductions. The Bank matches contributions dollar for dollar up to three percent of employees' gross salary. Contributions to the plan were $22,831 and $10,348 for 1996 and 1995, respectively.

14.   FINANCIAL INSTRUMENTS

      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

      The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless otherwise noted, the Bank does not require collateral or other security to support financial instruments with credit risk.

      Commitments to Extend Credit and Financial Guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 60 percent of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable; inventory, property, plant, and equipment; and income-producing commercial properties.

      The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in either 1996 or 1995.

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14.  FINANCIAL INSTRUMENTS  (continued)

     The estimated fair values of the Company's financial instruments were as follows:

                                                 December 31, 1996   December 31, 1995
                                                 -----------------   -----------------
                                                 Carrying   Fair     Carrying    Fair
                                                 Amount     Value     Amount    Value
                                                 -------   -------   -------   -------
                                                   (in thousands)      (in thousands)
Financial assets:
     Cash and due from banks,
        interest-bearing deposits
        with banks, and federal funds sold       $ 3,695   $ 3,695   $ 3,551   $ 3,551
     Securities available for sale                19,761    19,761    20,526    20,526
     Restricted equity securities                    202       202       191       191
     Loans receivable                             16,824    16,564    14,731    14,830
     Accrued interest receivable                     356       356       372       372

Financial liabilities:
     Deposit liabilities                          36,232    36,265    34,989    35,269
     Short-term borrowings                           700       700      --        --
     Long-term debt                                1,285     1,345     1,387     1,387
     Bank note payable                             2,900     2,900     3,600     3,600

Off-balance-sheet instruments:
     Commitments to extend credit                   --        --        --        --
     Credit card arrangements                       --        --        --        --

      A summary of the Bank's commitments and contingent liabilities at December 31, 1996, is as follows:

                                                                  Notional
                                                                   Amount
                                                                ------------
           Commitments to extend credit                         $  3,991,262
           Credit card arrangements                                  450,950

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



15.   BANK ONLY FINANCIAL STATEMENTS


                       STATEMENTS OF FINANCIAL CONDITION
                          DECEMBER 31, 1996 AND 1995


                                  A S S E T S

                                                 1996          1995
                                              -----------   -----------
Cash and due from banks                       $ 2,406,805   $ 1,725,550
Interest-bearing deposits with banks            1,288,571          --
Federal funds sold                                   --       1,825,000
Investment securities - available for sale     19,761,011    20,525,539
Restricted investments in equity securities       202,100       190,600
Loans, net of allowance for loan losses        16,823,712    14,731,246
Properties and equipment, net                     664,854       704,848
Accrued interest receivable                       355,583       371,516
Other assets                                      279,644       486,401
                                              -----------   -----------
      TOTAL ASSETS                            $41,782,280   $40,560,700
                                              ===========   ===========

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15.   BANK ONLY FINANCIAL STATEMENTS  (continued)

                       STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1996 AND 1995




                      LIABILITIES AND SHAREHOLDER'S EQUITY
                      ------------------------------------

                                                        1996            1995
                                                   ------------    ------------
LIABILITIES
     Demand deposits                               $  6,307,152    $  7,565,089
     NOW deposits                                     5,053,484       3,297,949
     Savings deposits                                 9,168,044       9,066,175
     Time deposits, $100,000 and over                 1,168,073         739,137
     Other time deposits                             14,539,820      14,320,907
                                                   ------------    ------------
        Total deposits                               36,236,573      34,989,257

     Notes payable                                    1,276,531       1,378,374
     Accrued expenses and other liabilities             110,111         268,447
     Federal funds purchased                            700,000            --
                                                   ------------    ------------
        Total liabilities                            38,323,215      36,636,078
                                                   ------------    ------------

COMMITMENTS AND CONTINGENT LIABILITIES                     --              --

SHAREHOLDER'S EQUITY
     Common stock - $7.50 par value
        Authorized - 200,000 shares; issued
        and outstanding - 96,242 shares                 721,815         721,815
     Capital surplus                                  4,958,601       4,816,639
     Accumulated deficit                             (2,220,279)     (1,703,586)
     Unrealized gain (loss) on securities
        available for sale, net of tax of ($552)
        and $46,237, respectively                        (1,072)         89,754
                                                   ------------    ------------
        Total shareholder's equity                    3,459,065       3,924,622
                                                   ------------    ------------

     TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY    $ 41,782,280    $ 40,560,700
                                                   ============    ============

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15.   BANK ONLY FINANCIAL STATEMENTS  (continued)

                              STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                1996           1995           1994
                                             -----------    -----------    -----------
INTEREST INCOME
  Interest and fees on loans                 $ 1,671,939    $ 1,485,824    $ 1,193,181
  Interest on investment securities            1,210,354      1,456,679      1,203,397
  Interest on federal funds sold                 105,250         53,622         94,746
  Interest on deposits with banks                 61,860          1,044         65,786
                                             -----------    -----------    -----------
     Total interest income                     3,049,403      2,997,169      2,557,110
                                             -----------    -----------    -----------

INTEREST EXPENSE
  Interest on borrowed funds                     100,203         86,808          6,167
  Interest on deposits                           959,466        919,873        838,009
                                             -----------    -----------    -----------
     Total interest expense                    1,059,669      1,006,681        844,176
                                             -----------    -----------    -----------

NET INTEREST INCOME                            1,989,734      1,990,488      1,712,934
                                             -----------    -----------    -----------

PROVISION (CREDIT) FOR CREDIT LOSSES             (15,000)       (23,106)       (35,000)
                                             -----------    -----------    -----------

NET INTEREST INCOME AFTER PROVISION
  FOR CREDIT LOSSES                            2,004,734      2,013,594      1,747,934
                                             -----------    -----------    -----------

OTHER INCOME
  Service charges on deposit accounts            342,481        342,179        225,401
  Other service charges and fees                  27,738         16,078         29,663
  Net investment securities gains (losses)          --             --           (6,497)
  Other income                                    25,617          1,840         19,867
                                             -----------    -----------    -----------
                                                 395,836        360,097        268,434
                                             -----------    -----------    -----------
OTHER EXPENSE
  Salaries and employee benefits                 887,540        885,009        902,879
  Occupancy expense                              227,632        200,996        235,877
  Legal fees                                      15,654         18,571         49,795
  Data processing                                170,990        154,139         89,640
  Other expense                                  379,201        397,117        469,411
                                             -----------    -----------    -----------
                                               1,681,017      1,655,832      1,747,602
                                             -----------    -----------    -----------

INCOME BEFORE INCOME TAXES                       719,553        717,859        268,766


INCOME TAX EXPENSE (BENEFIT)                     245,551       (141,782)       101,173
                                             -----------    -----------    -----------
NET INCOME                                   $   474,002    $   859,641    $   167,593
                                             ===========    ===========    ===========

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16.    PARENT ONLY FINANCIAL STATEMENTS


                  CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1996 AND 1995

                                                                                           1996                 1995
                                                                                    ----------------     -----------
                                     ASSETS

       Cash in subsidiary bank                                                      $          2,421     $          8,761
       Investment in subsidiary                                                            3,459,065            3,924,622
       Dividends receivable                                                                     -                 114,000
       Deferred tax asset                                                                    395,185              404,788
                                                                                    ----------------     ----------------

           Total Assets                                                             $      3,856,671     $      4,452,171
                                                                                    ================     ================


                             LIABILITIES AND SHAREHOLDERS' EQUITY

       Accrued interest payable                                                     $         58,476     $         79,697
       Due to subsidiary bank                                                                127,134              127,134
       Notes payable                                                                       3,100,000            3,800,524
                                                                                    ----------------     ----------------
           Total Liabilities                                                               3,285,610            4,007,355
                                                                                    ----------------     ----------------

       Preferred stock - Series A, no par; 500,000 shares
           authorized; 24,462 shares issued and outstanding                                  126,037              126,037
       Preferred stock - Series B, no par; 2,000,000 shares
           authorized; 21,559 shares issued and outstanding                                  111,080              111,080
       Common stock - $7.50 par value; 500,000 shares
           authorized; 143,374 shares issued and outstanding                               1,075,305            1,075,305
       Paid in surplus                                                                     2,411,471            2,411,471
       Retained deficit                                                                   (3,151,760)          (3,368,831)
       Unrealized gain (loss) on securities AFS                                               (1,072)              89,754
                                                                                    ----------------     ----------------
           Total Shareholders' Equity                                                        571,061              444,816
                                                                                    ----------------     ----------------

           Total Liabilities and Shareholders' Equity                               $      3,856,671     $      4,452,171
                                                                                    ================     ================

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16.   PARENT ONLY FINANCIAL STATEMENTS  (CONTINUED)

                         CONDENSED STATEMENTS OF INCOME
                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994


                                                   Years ended December 31,
                                           -----------------------------------------
                                              1996           1995           1994
                                           -----------    -----------    -----------
INCOME
   Dividends received from subsidiary      $   990,694    $   350,639        128,943
                                           -----------    -----------    -----------
                                               990,694        350,639        128,943
                                           -----------    -----------    -----------

EXPENSES
   Interest expense                            296,488        224,249         58,902
   Legal fees                                   92,230        300,534        273,067
   Other expenses                                  572         28,889         72,884
                                           -----------    -----------    -----------
                                               389,290        553,672        404,853
                                           -----------    -----------    -----------

INCOME (LOSS) BEFORE EQUITY IN
   UNDISTRIBUTED EARNINGS
   OF SUBSIDIARY                               601,404       (203,033)      (275,910)

   Equity in undistributed earnings
       of subsidiary                          (516,692)       509,003         38,650
                                           -----------    -----------    -----------

   INCOME (LOSS) BEFORE TAXES                   84,712        305,970       (237,260)

   INCOME TAX EXPENSE (BENEFIT)               (132,359)      (189,345)      (101,173)
                                           -----------    -----------    -----------


NET INCOME (LOSS)                          $   217,071    $   495,315    ($  136,087)
                                           ===========    ===========    ===========

                        GREAT GUARANTY BANCSHARES, INC.
                              NEW ROADS, LOUISIANA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16.   PARENT ONLY FINANCIAL STATEMENTS  (CONTINUED)


                       CONDENSED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994


                                                                Years ended December 31,
                                                      -----------------------------------------
                                                         1996           1995           1994
                                                      -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                   $   217,071    $   495,315    ($  136,087)
  Adjustments to reconcile net
     income (loss) to cash provided
     by operating activities:
       Equity in undistributed earnings
         of subsidiary                                    516,692       (509,003)       (38,650)
       Changes in operating assets and liabilities:
          Dividends receivable                            114,000           --             --
          Accrued interest payable                        (21,220)    (1,532,722)        58,902
       Income tax benefit derived from tax
          loss generated                                 (132,359)      (189,345)      (101,173)
                                                      -----------    -----------    -----------

  Cash (used in) provided by operating activities         694,184     (1,735,755)      (217,008)
                                                      -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds of notes payable                               --        3,800,524           --
     Payments on note payable                            (700,524)    (2,076,117)          --
     Proceeds of issuance of preferred stock                 --           17,917        219,200
                                                      -----------    -----------    -----------
  Cash (used in) provided by financing activities        (700,524)     1,742,324        219,200
                                                      -----------    -----------    -----------

Net increase (decrease) in cash                            (6,340)         6,569          2,192

Cash - beginning of year                                    8,761          2,192           --
                                                      -----------    -----------    -----------

Cash - end of year                                    $     2,421    $     8,761    $     2,192
                                                      ===========    ===========    ===========

Supplemental disclosure of cash flow information:

  Cash paid for:
     Interest                                         $   317,707    $ 1,677,364    $      --
                                                      ===========    ===========    ===========

     Income taxes                                     $      --      $      --      $      --
                                                      ===========    ===========    ===========

PART III EXHIBITS
                                 EXHIBIT INDEX

Exhibit 2.1         Articles of Incorporation

Exhibit 2.2         By-laws

Exhibit 3.1         Form of Stock Certificate for Common Stock

Exhibit 3.2         Stock Redemption Agreement

Exhibit 3.3         Written Agreement with Federal Reserve Board

Exhibit 6.1 Agreement for Cash Sale of Real Estate by Guaranty Bank & Trust Company to H.T. Olinde, Jr.

Exhibit 6.2 Secured Promissory Note dated November 17, 1995, payable by Great Guaranty Bancshares, Inc. to James
                    E. Kissner, with related Pledge and Security
                    Agreement dated December 8, 1995 by Bancshares in favor of James E. Kissner

                                   SIGNATURES

            In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     GREAT GUARANTY BANCSHARES, INC.

Dated:  April 30, 1997               By: /s/ DANIEL R. DOMINGUE, JR.
                                        --------------------------------------
                                         Daniel R. Domingue, Jr.
                                         Authorized Representative

                              INDEX TO EXHIBITS

EXHIBIT
NUMBER                          EXHIBIT INDEX
-------                         -------------

Exhibit 2.1         Articles of Incorporation

Exhibit 2.2         By-laws

Exhibit 3.1         Form of Stock Certificate for Common Stock

Exhibit 3.2         Stock Redemption Agreement

Exhibit 3.3         Written Agreement with Federal Reserve Board

Exhibit 6.1 Agreement for Cash Sale of Real Estate by Guaranty Bank & Trust Company to H.T. Olinde, Jr.

Exhibit 6.2 Secured Promissory Note dated November 17, 1995, payable by Great Guaranty Bancshares, Inc. to James
                    E. Kissner, with related Pledge and Security
                    Agreement dated December 8, 1995 by Bancshares in favor of James E. Kissner